Exhibit 12

Pearl Cohen Zedek Latzer Baratz LLP

December 22, 2025

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Doroni Aerospace, Inc. - Offering Statement on Form 1-A

Ladies and Gentlemen:

We have been requested by Doroni Aerospace, Inc., a Delaware corporation (the “Company”), to furnish you with my opinion as to the matters hereinafter set forth in connection with the above-captioned offering statement (the “Offering Statement”) covering an aggregate of 16,800,000 shares offered on behalf of the Company (the “Shares”).

In connection with this opinion, we have examined the Offering Statement and the Company’s Amended and Restate Certificate of Incorporation and By-laws (each as amended to date), copies of the records of corporate proceedings of the Company, and such other documents as we have deemed necessary to enable me to render the opinion hereinafter expressed.

Based upon and subject to the foregoing, we are of the opinion that the Shares will, upon issuance in accordance with the terms set forth in the Offering Statement, including the payment of the consideration therefor set forth therein, by fully paid, duly authorized, issued and outstanding shares of the Company’s common stock.

We render no opinion as to the laws of any jurisdiction other than the States of New York and Delaware. We hereby consent to the use of this opinion as an exhibit to the Offering Statement and to the reference to our name under the caption “Legal Matters” in the Offering Statement and in the offering circular included in the Offering Statement.

Very truly yours,

/s/ Pearl Cohen Zedek Latzer Baratz LLP

Pearl Cohen Zedek Latzer Baratz LLP

BOSTON ● NEW YORK